EXHIBIT 99.1
DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA
Paris, October 14, 2008
Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 8,000,000 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending September 30, 2008, through trades executed at the Paris Stock Exchange. Furthermore, TOTAL S.A. cancelled 30,000,000 of its ordinary shares on July 31, 2008. Before these operations, TOTAL S.A. held 61,172,235 shares in its treasury. In addition, on September 30, 2008, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of 161,503,503 of its ordinary shares at this date.
Adresse postale : 2 place de La Coupole – La Défense 6 – 92078 Paris La Défense Cedex
Tél. + 33 (0)1 47 44 45 46
TOTAL S.A.
Société Anonyme au capital de 5 926 006 207,5 euros
Siège social : 2 place Jean Millier – La Défense 6 – 92078 Courbevoie – France
542 051 180 RCS Nanterre